Ex 99.1

SOIL BIOGENICS LIMITED

NEWS RELEASE 02-2008
Trading Symbols:
CUSIP No.: GO630P105	Pink Sheets: SOBGF

  NEWS RELEASE

SOIL BIOGENICS LIMITED, A BIOTECHNOLOGY COMPANY FOCUSING ON DEVELOPMENT AND PRODUCTION OF ECOLOGICAL COMPOSTS AND SOILS, IS PLEASED TO ANNOUNCE PRELIMINARY RESULTS FOR THE FIRST 10 MONTHS OF 2008

MOSCOW, RUSSIAN FEDERATION – November 11, 2008 - Soil Biogenics Limited (the "Company," "Soil Biogenics") (Pink Sheets SOBGF - News), a biotechnology company focusing on development and production of ecological composts and soils, is pleased to announce preliminary results for the first 10 months of 2008.

“PIKSA INTER LTD,” a wholly owned subsidiary of SOIL BIOGENICS LTD, is pleased to announce that it has finished deliveries under the 2008 season program. Revenue for the 2008 business year has reached 6.9 million USD, which is 53% higher than the previous year. This was achieved without any substantial increase in production volumes, since 2008 has been a particularly difficult year with respect to weather conditions. The 2008 season recorded the heaviest rainfall for 150 years, i.e. since weather has been statistically recorded. As the production of PIKSA fertile soils is done in the open air, the plants were out of work for 60% of the production time. Without the exceptionally difficult weather conditions, the production could have been double the present figure. Another factor that penalised resulting figures has been the rise of the U.S. dollar against the rouble (a 15%) during the year. This has affected revenue and earnings.

The increase in the revenue figure was mainly due to the sales price increase and the new system of tendering. EBITDA has reached 0.9 million USD, which is 18% less than the 2007 fiscal year. The margins were hurt by the dramatic increase in raw materials costs. Peat prices rose from 300 rub per m3 to 900 rub. Transportation costs rose as well due to more expensive fuel costs. Nevertheless, interest payments were lower than in 2007 due to better money management. As a result, Earnings reached 0.45 million USD and Net Earnings 0.35 million USD.

The Company won the biggest tender for 60.000 m3 of fertile soil under the new City of Moscow tender regulations and more favourable prices (1.300 rub per m3) compared to 2007. In general, 2008 has been a year of consolidation for SOIL BIOGENICS LTD as the leading compost and supercompost producer in the Russian Federation. This is creating the basis for a higher increase in Revenue and Earnings figures for 2009. The 2008 year has been a transition year between the old and new tender conditions when only 40% of the tendered volumes were awarded under the new regulations. Next year, 2009, 100% of the tenders will be managed under new rules, so selling prices and payments for deliveries will be higher and faster (about 1.700 rub per m3).

The forecast for 2009 is very positive. The Company expects to reach Revenue figures of about 14 million USD with an improvement in margins due to new selling prices. Management expects earnings to reach 2.5 million USD and reach production volumes of 250.000 m3. This forecast takes into consideration the dramatic reduction of the Moscow City budget for greenery from 300 million USD to 100 million USD in 2009 due to the financial crisis. In further years this budget should recover previous volumes.

Soil Biogenics is a biotechnology company focusing on development and production of ecological composts and soils. Soil Biogenics’ stock trades under the symbol “SOBGF” on the Pink Sheets in the United States.

ON BEHALF OF THE BOARD

“Agustin Gomez de Segura”
Agustín Gomez de Segura
President, CEO and Director

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward-looking statements by terminology such as "may," "will," “should,” “could,” “expects,” "plans,"  "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

These forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected activities and expenditures as we pursue our business plan; the adequacy of  our  available  cash  resources; environmental risks and hazards; governmental regulations; and conduct of operations in politically and economically less developed areas of the world.

Many of these contingencies and uncertainties can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us.  Forward-looking statements are not guarantees of future performance.  All of the forward-looking statements made in this press release are qualified by these cautionary statements.  Specific reference is made to our most recent annual report on Form 20-F and other filings made by us with the United States Securities and Exchange Commission for more detailed discussions of the contingencies and uncertainties enumerated above and the factors underlying the forward-looking statements. These reports and filings may be inspected and copied at the Public Reference Room maintained by the U.S. Securities & Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about operation of the Public Reference Room by calling the U.S. Securities & Exchange Commission at 1-800-SEC-0330.  The U.S. Securities & Exchange Commission also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the U.S.  Securities & Exchange Commission at http://www.sec.gov.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

This press release is for informational purposes only and is not and should not be construed as an offer to solicit, buy, or sell any security.

For further information, please call Agustin Gomez de Segura
Phone:                  (+34) 916504734
Address:                      UI. Kuusinena 19-a, 125252, Moscow, Russia
Website:                      http://www.soilbiogenics.com and www.piksa.ru